Sun Life Assurance and Annuity Company of Canada (U.S.)
One Sun Life Executive Park
112 Worcester Street
Wellesley Hills, Massachusetts  02481

April 1, 2009
VIA ELECTRONIC “EDGAR” TRANSMISSION

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:   Sun Life Assurance Company of Canada (U.S.) ("Sun Life")
        Registration Statements on Form S-3

In December, 2008, Sun Life filed nine S-3 registration statements (“New S-3s”) pursuant to Rule 415(a)(5) and (6) under the Securities Act of 1933.  As required by Rule 415(a)(5) and (6), each of these nine New S-3s is intended to replace one of nine existing Form S-3 registration statements (“Old S-3s”).  There have been no material changes to the market value adjusted (“MVA”) interests registered pursuant to each New S-3 since the last filing of the corresponding Old S-3.  Indeed, none of the New S-3s would have been filed but for the requirements of Rule 415(a)(5) and (6). The purpose of this correspondence is to summarize each of the nine New S-3s for convenience of the SEC staff.

What Products are being Registered on the New S-3s?

The attached chart names the annuity products included in each New S-3.  The chart also shows the Old S-3 that is being replaced by each New S-3 and the date on which the Old S-3 was last filed with the SEC.  All but one of the New S-3s serves as a companion filing to one or more Form N-4 registration statements (“Form N-4s”). (Whereas the Old S-3s registered MVA interests offered by the annuity products, the Form N-4s register variable interests offered by the products.)  The prospectuses included in the New S-3s are identical to those included in the companion Form N-4s.

Most of the annuity products shown in the chart are “retired” (i.e., they are no longer being sold).  Indeed, many of the retired products are no longer being updated as they have been Great-Wested.  Only four annuity products (shown in Bold in the chart) are being actively marketed (the “Active Masters Products”).  A Rule 485(a) amendment to the Form N-4 registration statement for each of the Active Masters Products was filed with the SEC on February 27, 2009, to revise the variable interests available under the products.  SEC comments on the amendments are pending.

One of the New S-3s (File No. 333-155792) does not have a companion Form N-4 filing because the annuity product does not offer any variable interests.  This annuity product (known as KeyIndex Flex or Galaxy Index) was last filed with the SEC a part of the merger of the Keyport insurance products into Sun Life in 2003.

Why are Pre-Effective Amendments Necessary?

Before any of the New S-3s can become effective, the current financial statements of the insurance company must be incorporated by reference into the registration statement.  For this reason, a pre-effective amendment will be filed for each of the New S-3s as soon as reasonably possible after the insurance company’s Form 10-K has been filed.  The pre-effective amendment for each New S-3 will:

•	Incorporate by reference the Financial Statements from Sun Life’s Form 10-K,
•	Update the “Experts” section of each prospectus to refer to Deloitte & Touche, and
•	Add the consent of Deloitte & Touche as an exhibit.

In addition to these three financial items, other specific disclosure will be required in the pre-effective amendments of three of the New S-3s.  For example:

•
The pre-effective amendments to the New S-3s associated with retired products that have not been Great-Wested (File Nos. 333-155716 and 333-156304) will include current accumulation unit values (“AUVs”) and current fund expenses (information which is typically updated in an annual May 1st post-effective amendment).

•
The pre-effective amendment to the New S-3 associated with the Active Masters Products (File No. 333-156308) will include not only the current fund expenses and AUVs but also any new disclosure resulting from SEC staff comments on the Rule 485(a) amendments to the companion Form N-4s.

Once the SEC staff comments on the Form N-4s have been resolved and the pre-effective amendments have been filed, Sun Life will request acceleration of all of the New S-3s to May 1, 2009, to coincide with the effective date of the companion Form N-4s.

*       *       *       *       *      *       *

Should you have any questions regarding this correspondence or any of the New S-3s, please contact the undersigned at (781) 263-6402 or Elizabeth B. Love, Esquire, at 781-263-6302.

Respectfully yours,

/Sandra M. DaDalt/

Sandra M. DaDalt
AVP &Senior Counsel

cc:       Elizabeth B. Love, Esquire
  Rebecca M. Marquigny, Esquire

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
New Form S-3 Registration Statements Filed Pursuant to Rule 415(a)(5) and (6)

New S-3 File No.	Old S-3 File No.	Old S-3 Last filed	Registered Annuity Product	Form N-4 File No.

333-155716	333-77041	4/9/2001	MFS Regatta Gold**	33-41628
MFS Regatta Platinum**
Futurity II*

333-155797	333-45923	4/9/2001	Futurity*	333-37907

333-156303	333-130703	12/30/05	Futurity Accolade*	333-82957
MFS Regatta Extra*

333-156304	333-130704	12/30/2005	MFS Regatta Choice**	333-30844
Futurity III**

333-155791	333-39306	4/23/2001	MFS Regatta Access*	333-31248
Futurity Focus II*

333-155793	333-46566	4/24/2001	MFS Regatta Flex Four*	333-41438
Futurity Select Four*

333-155726	333-82824	2/14/2002	Regatta Flex II*	333-74972

333-156308	333-130699	12/31/2005	Sun Life Financial Masters Flex	333-74844
Futurity Select Four Plus*
Columbia All- Star*

			Sun Life Financial Masters Extra	333-83362
Futurity Select Incentive*
Columbia All-Star Extra*

			Sun Life Financial Masters Access	333-83364
Futurity Select Freedom*
Columbia All-Star Freedom*

			Sun Life Financial Masters Choice	333-83516
Futurity Select Seven*
Columbia All-Star Traditions*

			Regatta Choice II *	333-83256

			Sun Life Financial Masters IV*	333-115536

			Sun Life Financial Masters VII *	333-115525

333-155792	333-111636	12/31/2003	KeyIndex Flex (Galaxy Index)*	N/A

Only products in BOLD are currently being sold.  Pursuant to Rule 485(a), post-effective amendments to the Form N-4 registrations statements of these products were filed with the SEC on 2/27/09.

* "Great-Wested" products.
** Retired products that are not "Great-Wested".